Exhibit 99.1

China Mobile Games and Entertainment Group Limited Announces Pricing of Follow-on Public Offering of 3,442,000 American Depositary Shares

HONG KONG, March 21, 2014—China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (NASDAQ: CMGE), the largest publisher and a leading developer of mobile games in China, today announced that it priced the follow-on public offering of 3,442,000 American depositary shares (“ADSs”) of the Company at US$24.00 per ADS. Each ADS represents 14 Class A ordinary shares, par value US$0.001 per ordinary share. The offering, which is subject to customary closing conditions, is expected to close on March 26, 2014.

CMGE intends to use the net proceeds from this offering for general corporate purposes, which may include investment in game development, acquisition of games, acquisition of intellectual property, overseas expansion and working capital. The Company’s management will retain broad discretion over the use of proceeds, and may ultimately use the proceeds for different purposes than what is currently intended. Pending any use as described above, CMGE plans to invest the net proceeds in short-term financial instruments or demand deposits.

Credit Suisse Securities (USA) LLC, Barclays Capital Inc., Jefferies LLC, and Nomura Securities International, Inc. are acting as joint bookrunners and Brean Capital, LLC is acting as co-manager for the offering. CMGE has granted the underwriters a 30-day option to purchase up to an additional 516,300 ADSs in connection with the offering to cover over-allotments.

A registration statement relating to these securities has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on March 20, 2014. This offering is being made by means of a written prospectus forming a part of the effective registration statement. Investors are advised to read the prospectus and other documents the Company has filed with the SEC for more complete information about the Company and the offering. A copy of the preliminary prospectus may be obtained by visiting the SEC’s website at www.sec.gov or by contacting: Credit Suisse Securities (USA) LLC, Attention: Prospectus Department at Eleven Madison Avenue, New York, New York 10010-3629 or by telephone at (800) 221-1037; Barclays Capital Inc., Attention: Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 888-603-5847; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022 or by telephone at 877-547-6340; or Nomura Securities International, Inc., Attention: Equity Syndicate at Worldwide Plaza, 309 West 49th Street, 5th floor, New York, NY 10019-7316, or by telephone at (212) 667-9000.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor will there be any sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About CMGE

CMGE is the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. Its fully integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. Its social games are mainly developed for Android and iOS-based smartphones. CMGE’s extensive distribution network includes its proprietary Game Center application, handset pre-installations, application stores and web platforms and mobile network operators. The offices are in Guangzhou, Shenzhen, Beijing, Chengdu, Shanghai and Hong Kong. The Company’s stock is traded on NASDAQ under the symbol CMGE. For more corporate and product information, please visit CMGE’s website at http://www.cmge.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies as well as our business plans; our future development, results of operations and financial condition; our ability to continue to develop new and attractive products and services; our ability to continue to develop new technologies or upgrade our existing technologies; our ability to attract and retain users and customers and further enhance our brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; competition in the mobile game industry; and general economic and business conditions in China. Further information regarding these and other risks is included in our registration statement on Form F-3, annual report on Form 20-F for the year ended December 31, 2013 and other documents filed with the Securities and Exchange Commission. CMGE does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

Tel: +852 2700 6168

E-mail: ir@cmge.com

In the U.S.:

The Piacente Group

Investor Relations

Glenn Garmont

Tel: +1 212-481-2050

E-mail: cmge@tpg-ir.com